British Columbia Securities Commission

QUARTERLY REPORT

FORM 51-901F

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT

Avino Silver & Gold Mines Ltd.			October 31, 2003	December 30, 2003

ISSUER ADDRESS:

Suite 400, 455 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver,	B.C.	V6C 1T1	(604) 682-3600	(604) 682-3701

CONTACT PERSON		CONTACT’S POSITION		CONTACT TELEPHONE NO.

Andrea Regnier		Accountant & Secretary		(604) 682-3701

E-MAIL ADDRESS			WEB SITE ADDRESS

dawnpacific@telus.net			www.avino.com

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:	03/12/30

“Louis Wolfin”

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:	03/12/30

“Ernest Calvert”

AVINO SILVER & GOLD MINES LTD.
Balance Sheet
(Unaudited — Prepared by Management)

ASSETS	October 31,	January 31,
	2003	2003
	$	$
Current assets
Cash	544,927	20,104
Accounts receivable and prepaid expenses	59,317	3,040
Due from related parties (Note 5c)	—	160,316

	604,244	183,460
Mineral property (Note 3)	204,480	204,001
Equipment	436	—
Investment in Mexican affiliate	1	1
Investment in related companies	427,084	427,084

	1,236,245	814,546

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	13,656	15,927
Due to related parties (Note 5b)	260,494	364,143

	274,150	380,070

SHAREHOLDERS’ EQUITY
Share capital (Note 4)	13,921,247	13,346,387
Share subscriptions received	137,160	—
Contributed surplus (Note 4)	287,867	184,967
Deficit	(13,282,310)	(12,995,009)

	1,063,964	536,345

Deduct: 14,180 shares held for future disposition-at costs	(101,869)	(101,869)

	962,095	434,476

	1,236,245	814,546

On Behalf of the Board

Signed:
“Louis Wolfin”
     Director

“Ernest Calvert”
     Director

AVINO SILVER & GOLD MINES LTD.
Statement of Operations and Deficit
(Unaudited — Prepared by Management)

	3 Months				9 Months
	October 31,				October 31,
	2003		2002		2003		2002
	$		$		$		$

Expenses:
Audit and accounting fees		7,448		2,450		18,672		2,450
Auto expense		3,889		674		11,438		674
Compensation expense		102,900		22,600		102,900		22,600
Consulting		2,000		—		4,000		—
Interest expense		7,550		—		7,798		51,988
Shareholder communications and investor relations		9,365		2,492		17,695		4,745
Legal fees		1,111		471		4,423		471
Listing and filing fees		2,376		50		9,853		3,723
Management fees		7,500		7,500		22,500		22,500
Miscellaneous property investigation		—		5,680		14,560		2,840
Office and administration		15,481		22,155		31,484		23,505
Salaries and benefits		5,633		6,085		18,811		6,085
Travel and accommodation		6,561		2,278		10,881		2,278
Transfer agent		4,713		4,626		12,350		8,798

		(176,527)		(77,061)		(287,365)		(152,657)
Less: interest income		—		78		64		166

Loss for the period		(176,527)		(76,983)		(287,301)		(152,491)
Deficit, beginning of period		(13,105,783)		(12,883,526)		(12,995,009)		(12,808,018)
Deficit, end of period		(13,282,310)		(12,960,509)		(13,282,310)		(12,960,509)

Loss per share		$(0.02)		$(0.01)		$(0.04)		$(0.03)

AVINO SILVER & GOLD MINES LTD.
Statement of Cash Flows
(Unaudited — Prepared by Management)

	3 Months				9 Months
	October 31,				October 31,
	2003		2002		2003		2002
	$		$		$		$

CASH PROVIDED BY (USED IN)

Operating Activities:
Loss for the period		(176,527)		(76,983)		(287,301)		(152,491)
Items not requiring Cash:
Compensation expense		102,900		22,600		102,900		22,600
Foreign exchange		—		27,663		—		—
Interest expense on debentures payable		—		—		—		51,988

		(73,627)		(26,720)		(184,401)		(77,903)
Changes in non-cash working capital items:
Amounts receivable and prepaids		(45,943)		586		(56,275)		659
Accounts payable and accrued liabilities		5,873		(58,785)		(2,273)		(49,324)

		(113,697)		(84,919)		(242,949)		(126,568)

Financing activities:
Issuance of share capital for cash		523,720		45,000		574,860		150,000
Share subscriptions received		(282,840)		—		137,160		—
Related party advances		48,511		36,540		56,667		64,865
Debentures payable		—		—		—		(1,681,159)

		289,391		81,540		768,687		(1,466,294)

Investing Activities:
Mineral property (expenditures) disposals		(192)		—		(479)		1,600,000
Purchase of equipment		—		—		(436)		—

		(192)		—		(915)		1,600,000

Increase (decrease) in cash		175,502		(3,379)		524,823		7,138
Cash, beginning of period		369,425		11,834		20,104		1,317

Cash, end of period		544,927		8,455		544,927		8,455

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
October 31, 2003

1. Basis of Presentation

These unaudited financial statement have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited Financial Statements should be read in conjunction with the Audited Financial Statements and Notes thereto for the fiscal year ended January 31, 2003.

2. Comparative Figures

Certain of the prior years comparative figures have been reclassified to conform to the Presentation adopted for the current year.

3. Mineral Properties

Exploration and development expenditures incurred during the period are as follows:

October 31, 2003
Balance, beginning of period	204,001
Bralorne property
Taxes and assessment	429
Assay	50

Balance end of period	204,480

On July 31, 2002 the Company transferred its interest in the Bralorne and Loco properties and the Avino-Bralorne joint venture Bralorne-Pioneer Gold Mines Ltd. a public company with Directors and management in common, in consideration of $1 and Bralorne assuming the full amount of the debenture principal and interest payable under the terms of the debentures.

AVINO SILVER & GOLD MINES LTD.

Notes to Financial Statements, Page 2
October 31, 2003

4. Share Capital

a) Authorized 25,000,000 common shares without par value

b) Issued:	2003		2002
	Number of shares	Amount	Number of shares	Amount

Balance, beginning of period	6,188,525	$13,346,387	5,463,525	$12,931,787

Issued during the period:
Private placement for cash	1,000,000	420,000
As Finders’ fees	36,000	15,120
Exercise of stock options	—	—	325,000	195,000
Less: consideration receivable from
a Director	—	—	—	(3,000)
Acquisition of mineral properties	—	—	400,000	200,000
Exercise of warrants	267,000	154,860	—	—
Stock-based compensation to non-employees	—	—		22,600
Share issuance costs	—	(15,120)	—	—

Balance, end of period	7,491,525	$13,921,247	6,188,525	$13,346,387

c)	During the period, the company completed a Private Placement offering of 1,000,000 units at $0.42 each. Each warrant comprised one common share of the Company and one share purchase warrant entitling the investor to purchase an additional common share at a price of $0.52 until August 14, 2005. 500,000 of the units were tax-flow through units.

A further 36,000 units were issued as Finders’ Fees in connection with this offering.

d) During the period, 267,000 warrants were exercised at a price of $0.58 per share.

e) Stock based compensation

In the nine month period the Company granted 515,000 fixed share purchase options. The options entitle the holder to purchase a common share of the Company for $1.20 until October 21, 2008. The Company accounts for its grants under the fair value method. Under the fair value method, options granted to non-employees are charged against income at the time of granting while no compensation expense is recorded for options granted to employees when the exercise price of the Company’s employee stock awards is not less than the fair value of the options at the date of grant. During the period the Company charged compensation costs of $102,900 against income, which was the estimated fair value of 150,000 share purchase options granted to non-employees.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements, Page 3
October 31, 2003

4. Share Capital (Continued)

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%, dividend yield of 0%, volatility factor of 69%, and an expected life of 5 years. Had compensation cost for the 365,000 share purchase options granted to employees been recorded, based upon the fair value of share options, additional compensation expense for the nine month period ended October 31, 2003 would have been $250,390. The pro forma loss per share, assuming this additional compensation expense, would be as follows:

	October 31, 2003
	3 months	9 months

Loss for the period	426,917	537,691
Loss per share	$(0.06)	$(0.08)

Pro forma results may be materially different than actual results realized.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options, which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Outstanding share purchase options, which were issued prior to February 1, 2002, have neither been charged to income nor included in the calculation of pro forma loss, in accordance with Section 3870 of the CICA Handbook, which is to take effect prospectively.

f) Private placement offering

In the period the Company offered by way of a private placement 2,000,000 units at a price of $1.27 per unit. Each unit comprises one common share and a two-year share purchase warrant exercisable at $1.58 per share.

5. Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a)	During the period the company paid, or made provision for the future payment of the following amounts to related parties:

i)	$57,646 to a private company with two common directors for administrative expenses. This includes $5,241 for administrative fees and $52,406 for expenses.

ii)	$7,500 to a private company controlled by a Director for management fees, as well as $6,836 for administrative expenses.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements, Page 4
October 31, 2003

5. Related Party Transactions (Continued)

iii) $15,000 to a private company controlled by a Director for management fees.

iv)	$4,500 to a private company controlled by an Officer for administrative and accounting services.

b) Due to related parties consists of

i)	$259,494 due to a private company controlled by two directors as disclosed in 6.a)i) above;

ii)	$1,000 to a public company with Directors in common for exploration expenditures paid on the Company’s behalf.

c) Accounts receivable and prepaid expenses includes $34,800 due from three Directors.